UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549







                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)

                                Unitog Company



                                (Name of Issuer)



                                 Common Stock



                         (Title of Class of Securities)





                                   913267100

                                (CUSIP Number)





The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 6 pages

CUSIP No.  913267100                13G               Page 2 of 6 Pages



      1   Name of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person


                      Randolph K. Rolf



      2   Check the Appropriate Box if a Member of a Group   (a)  (   )

                                                             (b)  (   )



      3   SEC Use Only



      4   Citizenship or Place of Organization


                      United States


                                            5  Sole Voting Power

          Number of Shares                            629,400
     Beneficially Owned By Each
        Reporting Person With               6  Shared Voting Power

                                                       15,150




                                            7  Sole Dispositive Power

                                                      629,400

                                            8  Shared Dispositive Power

                                                       15,150


      9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                    644,550


      10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares



      11  Percent of Class Represented By Amount in Row 9

                                     6.7%

      12  Type of Reporting Person

                                      IN



                                Page 2 of 6 pages

Item 1(a).     Name of Issuer:

            The name of the Issuer is Unitog Company, a Delaware corporation.



Item 1(b).     Address of Issuer's Principal Executive Offices:


            The address of the Issuer's principal executive offices is 101 West 11th Street, Kansas City, Missouri 64105.



Item 2(a).     Name of Person Filing:


            The name of the person filing this statement is Randolph K. Rolf.



Item 2(b).     Address of Principal Business Office or, if none, Residence:


            The principal business office address of Randolph K. Rolf is 101 West 11th Street, Kansas City, Missouri 64105.



Item 2(c).     Citizenship:


            Randolph K. Rolf is a U.S. citizen.



Item 2(d).     Title of Class of Securities:


            The title of the class of securities of Unitog Company for which this schedule is filed is Common Stock, par value $.01 per share.



Item 2(e).     CUSIP Number:


           The CUSIP number of the securities to which this schedule relates is 913267100.



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


          (a)  (  )  Broker or Dealer registered under Section 15 of the Act

          (b)  (  )  Bank as defined in section 3(a)(6) of the Act

          (c)  (  )  Insurance Company as defined in section 3(a)(19) of the
                     Act

          (d)  (  )  Investment Company registered under section 8 of the
                     Investment Company Act



                                Page 3 of 6 pages

          (e)  (  )  Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940

          (f)  (  )  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                     see Section 240. 13d-1(b)(1)(ii)(F)

          (g)  (  )  Parent Holding Company, in accordance with
                     Section 240.13d-1(b)(1)(ii)(G	(Note:  See Item 7)

          (h)  (  )  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
                     Not Applicable



Item 4.        Ownership:

            As of December 31, 1996:

            (a)  Amount beneficially owned:  644,550 shares.

            (b)  Percent of class:   6.7%

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or direct the vote: 629,400 shares. (See Item 6)

                 (ii)  shared power to vote or to direct the vote:
                       15,150 shares. (See Item 6)

                 (iii) sole power to dispose or to direct the disposition of:
                       629,400 shares.  (See Item 6)

                 (iv)  shared power to dispose or to direct the disposition
                       of:  15,150	shares.  (See Item 6)



Item 5.       Ownership of Five Percent or Less of a Class:


              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).



                                Page 4 of 6 pages

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              Of the 644,550 shares beneficially owned by reporting person, 629,400 shares are held by reporting person as trustee under a revocable trust established by him. 15,000 shares are held by reporting person's spouse as trustee under a revocable trust established by her. The remaining 150 shares are held by reporting person as trustee of trust of which family members are beneficiaries.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              This statement is not being filed by a parent holding company, pursuant to Rule 13d-1(b)(ii)(G).



Item 8.       Identification and Classification of Members of the Group:

              This statement is not being filed by a group.



Item 9.       Notice of Dissolution of Group:

              A notice of dissolution of a group is not applicable to the filing of this statement.



Item 10.      Certification:

              This statement is not being filed pursuant to Rule 13d-1(b).



                                 Page 5 of 6 pages
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                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                February 3, 1997
                                                Date




                                                /s/ Randolph K. Rolf
                                                Signature




                                                Randolph K. Rolf
                                                Name






                                Page 6 of 6 pages